EXHIBIT 99.1

Endeavour Silver Reports Positive Drill Results for the Parral Project

VANCOUVER, British Columbia, April 26, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its ongoing exploration program at its Parral project in the State of Chihuahua, Mexico. Since early December, the Company has drilled over 4,300 metres in 21 holes targeting several areas along the Veta Colorada structure.

Highlights from Recent Drill Results

  392 gpt Ag, 0.02 gpt Au, 0.035% Cu, 0.63% Pb and 2.06% Zn for 488 gpt AgEq over a 3.27 m ETW, including 1,895 gpt Ag, 0.05 gpt Au, 0.156% Cu, 3.7% Pb and 6.98% Zn for 2,234 gpt AgEq over 0.17 m (VCU-67)
  513 gpt Ag, 0.07 gpt Au, 0.111% Cu, , 1.99% Pb and 1.69% Zn for 644 gpt AgEq over a 1.96 m ETW, including 1,160 gpt Ag, 0.21 gpt Au, 0.231% Cu, 2.71% Pb and 4.63% Zn for 1,439 gpt AgEq over 0.39 m (VCU-69)

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; Cu: copper; Pb: lead; Zn: zinc; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold, silver price of $23 per troy ounce, copper price of $3.45 per pound, lead price of $0.90 per pound and zinc price of $1.20 per pound.

“These results increase our confidence that we are on the right path towards attaining the estimated mineral resource base necessary to advance the Parral project,” commented Dan Dickson, Chief Executive Officer. “We anticipate preparing a preliminary economic assessment starting late this year.”

History of the Property

The Parral project, which was acquired by Endeavour Silver in 2016, is in Hidalgo de Parral, a large historic silver mining district adjacent to the city of Parral, in the State of Chihuahua, Mexico. Classic, high-grade silver, epithermal vein deposits are present in the project district. The 3,432-hectare property is accessible by paved and gravel roads and has access to the local power grid.

Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to low silver prices. Mineralization, which occurs in a major silver vein structure that ranges from 1 to 30 metres thick, was mined seven levels down to 300-metre depths below surface in places and was traced for seven kilometres.

NI43-101 Technical Report

The Company filed a NI 43-101 technical report on the Parral project, State of Chihuahua, Mexico on March 14, 2020. As of December 31, 2019, Parral had estimated indicated mineral resources of 613,000 tonnes, containing 4.0 million ounces of silver grading 207 g/t, 6,800 ounces of gold grading 0.35 g/t, 17.5 million pounds of lead grading 0.63%, and 16.5 million pounds of zinc grading 0.61%. Inferred mineral resources are estimated to total 4.04 million tonnes containing 35.0 million ounces of silver grading 269 g/t, 62,800 ounces of gold grading 0.48 g/t, 65.0 million pounds of lead grading 0.35% and 64.3 million pounds of zinc grading 0.35%.

Latest Drill Results

The Parral drill results are summarized in the following tables:

Parral - Veta Colorada Sierra Plata Deep (view Veta Colorada (Sierra Plata) longitudinal section)

Hole	Structure	From	To	Core Length	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCU-59	Veta Colorada	87.55	88.70	1.15	0.98	0.03	169	0.016	3.87	2.26	358
	Including	88.40	88.70	0.30	0.25	0.09	359	0.025	11.25	6.70	911
VCU-60	Veta Colorada	129.25	134.70	5.45	3.24	0.03	194	0.009	0.13	0.19	207
	Including	133.35	134.10	0.75	0.45	0.03	233	0.013	0.29	0.23	252
VCU-61	Veta Colorada	118.80	128.30	9.50	5.91	0.02	218	0.047	0.60	1.08	278
	Including	124.65	125.30	0.65	0.40	0.01	494	0.167	1.67	2.53	647
VCU-62	Veta Colorada	84.00	86.75	2.75	2.31	0.01	314	0.044	0.67	0.29	348
	Including	84.00	84.85	0.85	0.71	0.01	438	0.063	1.04	0.43	488
VCU-63	Veta Colorada	89.80	92.35	2.55	1.92	0.05	203	0.012	0.25	0	226
	Including	91.10	91.70	0.60	0.45	0.04	232	0.012	0.27	0	258
VCU-64	Veta Colorada	68.30	69.85	1.55	1.49	0.01	183	0.016	0.35	0.47	212
	Including	68.30	69.20	0.90	0.87	0.01	254	0.013	0.41	0.37	281
VCU-65	Veta Colorada	82.80	84.20	1.40	1.13	0.02	439	0.233	0.56	0.13	484
	Including	82.80	83.65	0.85	0.69	0.02	683	0.375	0.83	0.10	749
VCU-67	Veta Colorada	144.00	149.70	5.70	3.27	0.02	392	0.035	0.63	2.06	488
	Including	144.00	144.30	0.30	0.17	0.05	1,865	0.156	3.70	6.98	2,234
VCU-68	Veta Colorada	133.50	136.30	2.80	1.07	0.01	74	0.019	2.06	0.70	158
	Including	135.45	136.30	0.85	0.33	0.02	164	0.024	0.81	1.50	243

Drill holes VCU-58 and VCU-66 returned no significant results

Parral - Veta Colorada El Verde (view Veta Colorada (El Verde) longitudinal section)

Hole	Structure	From	To	Core Length	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCU-69	Veta Colorada	207.35	210.15	2.80	1.96	0.07	513	0.111	1.99	1.69	644
	Including	209.60	210.15	0.55	0.39	0.21	1,160	0.231	2.71	4.63	1,439
VCU-71	Veta Colorada	144.80	149.05	4.25	4.23	0.14	331	0.074	2.76	2.16	502
	Including	147.00	147.45	0.45	0.45	0.17	1,420	0.169	3.08	5.39	1,726
VCU-72	Veta Colorada	156.05	158.00	1.95	1.84	0.04	178	0.018	0.95	1.03	245
	Including	157.60	158.00	0.40	0.38	0.11	182	0.043	1.93	3.05	356
VCU-73	Hw Veta Colorada	165.20	166.65	1.45	1.25	0.14	310	0.082	1.81	1.96	448
	Including	165.20	165.75	0.55	0.47	0.23	354	0.172	4.33	4.63	672
	Veta Colorada	172.05	176.10	4.05	3.49	0.09	395	0.139	2.76	2.66	585
	Including	172.05	172.50	0.45	0.39	0.02	2,110	0.015	0.62	0.12	2135
VCU-74	Veta Colorada	267.45	269.60	2.15	1.17	0.02	289	0.124	2.99	2.65	479
	Including	267.45	268.25	0.80	0.44	0.02	623	0.237	5.96	4.74	979
VCU-75	Hw Veta Colorada	270.30	272.50	2.20	1.18	0.06	191	0.058	0.84	1.63	283
	Including	270.85	271.25	0.40	0.21	0.08	777	0.157	2.06	3.16	968
VCU-77	Hw Veta Colorada	234.00	236.90	2.90	2.29	0.01	129	0.013	1.21	0.44	179
	Including	236.45	236.90	0.45	0.35	0.03	240	0.065	3.46	1.92	410
	Veta Colorada	238.20	241.35	3.15	2.48	0.12	532	0.285	3.07	3.06	763
	Including	241.00	241.35	0.35	0.28	0.10	1,070	0.142	3.25	1.40	1,230

Drill holes VCU-70 and VCU-76 returned no significant results

Parral - Veta Colorada San Joaquin (view Veta Colorada (San Joaquin) longitudinal section)

Hole	Structure	From	To	Core Length	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCS-33	Veta Colorada	290.75	293.15	2.40	2.09	0.61	55	0.132	2.99	3.51	323
	Including	292.60	293.15	0.55	0.48	0.49	75	0.072	5.78	4.66	444

Notes to Tables

1.  Silver equivalents are calculated using the formula:

[Au (gpt) X 80] + Ag (gpt) + [Cu (%) X 2204.6 X Cu Price / Ag Price X 31.1] + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1]

2.  Price assumptions used are: Cu $3.45, Pb $0.90, Zn $1.20 and Ag $23.00
3.  All widths are estimated true widths
4.  No capping has been applied but high-grade intervals have been highlighted

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to mineral resource estimations, preparation and timing of a preliminary economic assessment, and statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.